UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Net Element, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
64111R 102
(CUSIP Number)

September 15, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 64111R 102	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Crede CG III, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,904,761
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,904,761
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,904,761 shares (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.93% (see Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13G

CUSIP No. 64111R 102	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Crede Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,904,761
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,904,761
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,904,761 shares (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.93% (see Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13G

CUSIP No. 64111R 102	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Acuitas Financial Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,904,761
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,904,761
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,904,761 shares (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.93% (see Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13G

CUSIP No. 64111R 102	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Terren S. Peizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,904,761
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,904,761
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,904,761 shares (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.93% (see Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13G

CUSIP No. 64111R 102	Page 6 of 10 Pages

Item 1(a). Name of Issuer:

Net Element, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160

Item 2(a). Name of Person Filing:

Item 2(b). Address of Principal Business Offices or, if none, Residence:

Item 2(c). Citizenship:

This Schedule 13G is being filed on behalf of (i) Crede CG III, Ltd., a Bermuda exempted company (“Crede CG III”), (ii) Crede Capital Group, LLC, a Delaware limited liability company (“Crede Capital”), (iii) Acuitas Financial Group, LLC, a California limited liability company (“Acuitas”), and (iv) Terren S. Peizer, an individual who is a citizen of the United States of America (“Mr. Peizer,” together with Crede CG III, Crede Capital and Acuitas, the “Reporting Persons”).

The sole stockholder of Crede CG III is Crede Capital. Acuitas holds all of the membership interests of Crede Capital and Mr. Peizer holds all of the membership interests of Acuitas. Voting and dispositive power with respect to the shares held by Crede CG III is exercised by Mr. Peizer, the sole and Managing Member of Acuitas, Crede Capital and Managing Director of Crede CG III, who acts as investment advisor to these entities. Mr. Peizer, Acuitas and Crede Capital disclaim beneficial ownership with respect to the shares held by Crede CG III.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Crede CG III is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The principal business office of each of Crede Capital, Acuitas and Mr. Peizer is 11601 Wilshire Blvd, Suite 950, Los Angeles, CA 90025.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share

SCHEDULE 13G

CUSIP No. 64111R 102	Page 7 of 10 Pages

Item 2(e). CUSIP Number:

64111R 102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

(b) Percent of class:

As of September 15, 2014, each of the Reporting Persons may be deemed to have beneficial ownership of 3,904,761 shares of Common Stock, which such shares of Common Stock represent beneficial ownership of approximately 8.93% of the Common Stock, based on (i) 39,844,498 shares of Common Stock issued and outstanding as of September 15, 2014, as reported by the Issuer, plus (ii) 3,904,761 shares of Common Stock beneficially owned by Crede CG III.

The 3,904,761 shares of Common Stock beneficially owned by Crede CG III were acquired by Crede CG III pursuant to the exchange of certain notes of the Issuer (the “Notes”) that were purchased by Crede CG III from third parties. On September 15, 2014, Crede CG III entered into a Master Exchange Agreement with the Company, pursuant to which Crede CG III may, at any time, exchange all, or any part, of such Notes of the Issuer into Common Stock of the Company (the “Exchange Shares”); provided, that after giving effect to any such exchange, Crede CG III does not beneficially own more than 9.99% of the then outstanding shares of Common Stock of the Company. Pursuant to the Agreement, the Company and Crede CG III agreed to exchange, in whole or in part, these Notes for such number of shares of Common Stock, as determined under the Agreement based upon 80% of the volume-weighted average trading price of the Common Stock for a specified period of time (up to 90 trading days) subsequent to each exchange (the “True-Up Period”).

As an initial exchange, Crede CG III elected to exchange the entire amount of the Notes on September 15, 2014. The “exchange price” for this initial exchange was $5.70. Accordingly, on September 15, 2014, the Company exchanged 125% of the principal and interest under the Notes into 3,481,768 shares of Common Stock. As this number of shares is subject to adjustments over the True-Up Period following this exchange, the Company issued to Crede CG III an additional 422,993 shares as a reserve for such adjustments. The entire 3,904,761 issued shares will be trued-up at the end of the True-Up Period to result in the number of shares determined by dividing the aggregate amount of the Notes by 80% of the volume-weighted average trading price of the Common Stock during the True-Up Period. Moreover, at any time during the True-Up Period, Crede CG III may, based on its reasonable discretion (including because of a decline in the trading price of the Common Stock), deliver a written notice to the Company by facsimile or email requesting that a specified number of additional shares of Common Stock be delivered and the reason for such additional delivery of shares. Crede CG III may in its sole discretion deliver one or more such notices during the True-Up Period. Under no circumstances whatsoever may the aggregate number shares of Common Stock issued to Crede CG III in connection with the exchange of the Notes at any time exceed 19.99% of the total number of shares of Common Stock outstanding or of the voting power unless the Company has obtained either (i) its stockholders’ approval of the issuance of more than such number of shares of Common Stock pursuant to NASDAQ Marketplace Rule 5635(d) or (ii) a waiver from The NASDAQ Stock Market of the Company’s compliance with Rule 5635(d).

SCHEDULE 13G

CUSIP No. 64111R 102	Page 8 of 10 Pages

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 3,904,761 shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,904,761 shares

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.    Identification and Classification of Members of the Group.

Not applicable

Item 9.    Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

CUSIP No. 64111R 102	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2014

CREDE CG III, LTD

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Director

CREDE CAPITAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

ACUITAS FINANCIAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

/s/ Terren S. Peizer
Terren S. Peizer